January 2, 2008



08000312

PROCESSED

JAN 2 8 2008

THOMSON
FINANCIAL

Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Shareholder
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852 2292 2000
Fax +852 2292 2200

SEC Mail
Mail Processing
Section

JAN 16 2008

Washington, DC
106

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

Re: Applied Development Holdings Ltd. (the "Company")—Exemption Number 82-1867

Application for amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents

Dear Sir/Madam:

I write on behalf of the Company to apply for future electronic publication of the required disclosure documents under the recently amended Rule 12g3-2(b). The Company's exemption number is 82-1867 and the address of its website is www.applieddev.com.

The Company acknowledges that to comply with the new procedures, it would have to publish on its website all materials currently being furnished in paper form to the SEC and also English translations of its annual report and any interim reports (including financial statements), material press releases and other distributions directly sent to the shareholders of each class of securities to which the exemption relates under home-country law, as was the case in the prior paper submission processes, on an on-going basis. The Company will fulfil all these requirements.

Please feel free to contact us should you have any queries.

Yours sincerely,

Simon C.M. Luk

HK 1164153 v1
1/3/08 10:34 AM (44021.0001)

Partners: Martin Downey   David Hall-Jones   Simon Luk   Michael P. Phillips   Ing Loong Yang
Registered Foreign Lawyers: Joseph Cha   Ying Li   Jonathan Palmer
35th Floor One Exchange Square 8 Connaught Place Central, Hong Kong   www.hellerehrman.com

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END